SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number: 001-33340

TONGJITANG CHINESE MEDICINES COMPANY

5th Floor, Block B

Baiying Medical Device Park

Nanhai Avenue South, Nanshan District

Shenzhen, 518067 Guangdong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

TONGJITANG CHINESE MEDICINES COMPANY

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tongjitang Chinese Medicines Company

	By:	/s/ Shaolan WANG
	Name:	Shaolan WANG
	Title:	Chief Financial Officer

Date: March 11, 2008

Exhibit 99.1

Tongjitang Chinese Medicines Company Reports Fourth Quarter

and Full Year 2007 Financial Results

Full Year 2007 Revenue Increases 23% to RMB596 Million

Monday March 10

SHENZHEN, China (BUSINESS WIRE) – Tongjitang Chinese Medicines Company (NYSE: TCM), a leading specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China, today announced its financial results for the fourth quarter of 2007 and for the full year ended December 31, 2007.

Highlights from the Three Months Ended December 31, 2007

•

Net revenues increased 18% year over year to RMB179.7 million ($24.6 million)[1], driven by sales of Xianling Gubao (“XLGB”), which grew 14% year over year to RMB135.2 million ($18.5 million) and other core products excluding XLGB, which increased 67% year over year to RMB26.2 million ($3.6 million). Guizhou LLF products contributed approximately 3.5% of fourth quarter net revenues.

•

Tongjitang recognized approximately RMB37.1 million ($5.1 million) of share-based compensation expenses in the fourth quarter of 2007. Please refer to the reconciliation of non-GAAP financial results below for a year over year comparison excluding the impact of share-based compensation expenses on Tongjitang’s fourth quarter and full year 2007 results.

•

Net income was RMB18.1 million ($2.5 million), net income per ADS was $0.08, and net income per share[2] was RMB0.13 ($0.02) per share. This per share performance reflects the 40% increase year over year in the weighted average number of shares used in the calculations, resulting from the Company’s initial public offering (“IPO”) in March 2007.

Xiaochun Wang, Tongjitang’s Chief Executive Officer and Chairman, stated, “Our fourth quarter results demonstrate our efforts to diversify our business so that we are well-positioned for many years to come. XLGB is one of China’s leading healthcare products, and should continue to be a long-term driver of our brand and a consistent contributor to revenue. With that said, we are focused on creating future growth through other core product sales, which increased sales 67% year over year, as well as via acquired products and the roll out of new products, of which we have several in development. We also began ramping up the Guizhou LLF business in the fourth quarter, and we continue to expect LLF to materially contribute to our financial performance in 2008.”

Net revenues for the fourth quarter were RMB179.7 million ($24.6 million), up 18% or RMB28.0 million, from RMB151.7 million in the fourth quarter of 2006. Revenue performance reflects a 67% or RMB10.5 million increase in sales from the Company’s other core products such as Moisturizing and Anti-itching Capsules, Zaoren and Dianbaizhu to RMB26.2 million ($3.6 million) from RMB15.7 million in the prior year period. XLGB sales increased 14% to RMB135.2 million ($18.5 million) in the fourth quarter of 2007 compared to RMB118.4 million in the fourth quarter of 2006.

1.	This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended December 31, 2007 were made at the noon buying rate on December 31, 2007 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserves Bank of New York, which was RMB7.2946 to USD1.00. Tongjitang makes no representation that the Renminbi or US dollar amounts referred to in this release could have been or could be converted into US dollars or Renminbi, as the case may be, at any particular rate or at all.
2.	All references to ‘shares’ are to our ordinary shares. Each of our American Depositary Shares, which are traded on the New York Stock Exchange, represents four ordinary shares.

Gross profit increased 16% to RMB117.6 million ($16.1 million) in the fourth quarter of 2007 compared to RMB101.1 million in the fourth quarter of 2006. Gross margin was 65.5% in the fourth quarter of 2007 compared to 66.6% in the same period of 2006 and 63.9% in the third quarter of 2007. Tongjitang’s cost of revenues and gross margin were in line with management’s expectations, and reflect product mix in the fourth quarter as well as the price of barrenwort, which remained stable in the fourth quarter of 2007. Cost of revenues and gross margin results also include the impact of share-based compensation expenses of approximately RMB2.1 million ($0.3 million). Excluding share-based compensation expenses, gross margin in the fourth quarter of 2007 would have been 66.7%.

Operating income in the fourth quarter of 2007 was RMB0.38 million ($52,000) compared to RMB45.6 million in the fourth quarter of 2006. Operating costs include expenses that did not occur in the prior year period, including RMB35.0 million ($4.8 million) of share-based compensation expenses, allocated mostly to general and administrative costs, public company expenses including audit and SOX 404 compliance costs, as well as increased research and development expenditure as the Company invests in clinical trials and new product development.

Net income was RMB18.1 million ($2.5 million), net income per ADS was $0.08, and net income per share was RMB0.13 ($0.02) per share in the fourth quarter of 2007. The Company’s net income per ADS and net income per share are based on a sharecount of 134.3 million, which is substantially higher than the prior year period due to the Company’s IPO. Excluding share-based compensation expenses, net income in the fourth quarter of 2007 would have been RMB55.2 million ($7.6 million) compared to RMB33.5 million in the prior year period.

“Our net income results in the fourth quarter and full year of 2007 reflect consistent quarter to quarter revenue and gross margin performance, as well as investments in our future growth via new product development. We utilized our restricted shares and stock options to incentivize key personnel to reach our business objectives, and we began recognizing these expenses during the quarter,” concluded Wang.

Financial Results for the Twelve Months Ended December 31, 2007

For the twelve months ended December 31, 2007, revenues increased 23% to RMB596.0 million ($81.7 million) from RMB485.0 million for the full year 2006. During this same time period, gross profit improved 21% to RMB390.0 million ($53.5 million) from RMB323.3 million. Gross margin for the full year 2007 was 65.4% compared to 66.7% in the year before. Income from operations decreased 19% to RMB120.9 million ($16.6 million) from RMB149.9 million in the full year 2006, and net income improved 27% to RMB171.2 million ($23.5 million), or RMB1.35 ($0.19) per share, from RMB134.3 million, or RMB1.47 per share, for the full year 2006. Net income per ADS was $0.76 for the year ended December 31, 2007. The weighted average number of shares outstanding for the full year 2007 increased 39% to approximately 126.6 million.

Balance Sheet

As of December 31, 2007, the Company had cash and cash equivalents of RMB797.8 million ($109.4 million). This compares to RMB719.5 million as of September 30, 2007, and RMB231 million as of December 31, 2006.

About Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company also provides non-GAAP financial measures, including non-GAAP gross margin, non-GAAP net income and non-GAAP earnings per share, all excluding the share-based compensation expenses recorded under Statement of Financial Accounting Standard 123R, “Share-Based Payment”. The Company’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provides the management better capability to plan and forecast future periods. The non-GAAP information is not in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for the GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be significant recurring expenses in our business for the foreseeable future. Reconciliations of the Company’s non-GAAP financial data to the most comparable GAAP data are included at the end of this press release.

Conference Call

The Company will hold a conference call on March 11, 2008 at 8:00 am ET (8:00 pm Hong Kong Time on March 11, 2008). Listeners may access the call by dialing the following numbers: Northern China toll free: +10 800 714 0970, Southern China toll free:

+10 800 140 0945, Hong Kong toll free: +800-965-503, United States toll free: +1-800-580-5706 and International: +1-913-312-1479. Listeners may access the replay through March 1 8, 2008 by dialing the following numbers: International: +1-719-457-0820, and United States toll free: +1-888-203-1112, Password: 3046692. An audio webcast of the call will also be available through the Company’s website at www.tongjitang.com and will be available through March 18, 2008.

About Tongjitang Chinese Medicines Company

Tongjitang Chinese Medicines Company, through its operating subsidiaries Tongjitang Pharmaceutical, Tongjitang Distribution, Tongjitang Chain Stores, and Tongjitang Planting, is a vertically integrated and profitable specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. Tongjitang’s principal executive offices are located in Shenzhen, China.

Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi amounts. In addition to Xianling Gubao, the company manufactures and markets 10 other modernized traditional Chinese medicine products and 37 western medicines. Visit www.tongjitang.com for more information.

Safe Harbor Statement

This press release contains forward-looking statements that are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from those described in the forward -looking statements in this press release. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategy; our future business development, results of operations and financial condition; our heavy dependence on the success of Xianling Gubao; our ability to market Xianling Gubao to hospitals and to retail pharmacies; the retail prices of our principal products’ being subject to price control by the government authorities in China; our products’ inclusion in national and provincial medical catalogs of the National Medical Insurance Program in China; our ability to obtain approval from the State Food and Drug Administration in China to convert a provisional national production standard of our principal products to a national final production standard; our ability to continue having the exclusive production rights for our products; our ability to further improve our barrenwort extraction efficiency; our ability to obtain manufacturing or marketing approval for our future products; our dependence on a limited number of distributors for a significant portion of our net revenues; our ability to protect our intellectual property rights and defend infringement or misappropriation claims by third parties; intense competition in the pharmaceutical market in China; the supply of quality medicinal raw materials; and uncertainties with respect to the legal system in China. Further information regarding these and other risks is and will be included in our registration statement on Form F-1 and other documents filed and to be filed with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

CONTACT

Integrated Corporate Relations, Inc.

In the U.S.:

Ashley Ammon MacFarlane and Christine Duan

203-682-8200 (Investor Relations)

or

In China:

Xuyang Zhang

86 10 8523 3087 (Investor Relations)

Tongjitang Chinese Medicines Company

Reconciliation of GAAP to Non-GAAP

(In thousands, except share and per share data)

	Fourth Quarter Ended December 31			Year Ended December 31
	2006	2007	2007	2006	2007	2007
	RMB	RMB	US$	RMB	RMB	US$
			(Note 1)			(Note 1)
GAAP net income	33,521	18,074	2,478	134,279	171,193	23,467
Share-based compensation expenses (Note 2)	—	37,100	5,086	—	37,100	5,086

Non-GAAP net income	33,521	55,174	7,564	134,279	208,293	28,553

GAAP earnings per share
Ordinary shares
-Basic	0.35	0.13	0.02	1.47	1.35	0.19
-Diluted	0.35	0.13	0.02	1.47	1.35	0.19

Ordinary shares classified as mezzanine equity-basic and diluted	0.35	N/A	N/A	1.47	1.35	0.19

Non-GAAP earnings per share
Ordinary shares
-Basic	0.35	0.41	0.06	1.47	1.64	0.22
-Diluted	0.35	0.41	0.06	1.47	1.64	0.22

Ordinary shares classified as mezzanine equity-basic and diluted	0.35	N/A	N/A	1.47	1.64	0.22

Shares used in computation of GAAP / Non-GAAP earnings per share
Ordinary shares
-Basic	90,364,000	134,347,011	134,347,011	89,799,518	124,479,794	124,479,794
-Diluted	90,364,000	134,369,508	134,369,508	89,799,518	124,485,464	124,485,464

Ordinary shares classified as mezzanine equity-basic and diluted	5,827,896	N/A	N/A	1,468,949	2,149,018	2,149,018

GAAP gross profit	101,050	117,640	16,127	323,317	389,988	53,462
Share-based compensation expenses	—	2,120	291	—	2,120	291

Non-GAAP gross profit	101,050	119,760	16,418	323,317	392,108	53,753

GAAP gross margin	66.6%	65.5%	65.5%	66.7%	65.4%	65.4%

Non-GAAP gross margin	66.6%	66.7%	66.7%	66.7%	65.8%	65.8%

(Note 1)

The consolidated financial statements of the Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended December 31, 2007 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB 7.2946 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at December 31, 2007. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

(Note 2)

Share-based compensation expenses included under SFAS 123R are as follows:

	Fourth Quarter Ended December 31			Year Ended December 31
	2006	2007	2007	2006	2007	2007
	RMB	RMB	US$	RMB	RMB	US$
			(Note 1)			(Note 1)
Cost of revenues	—	2,120	291	—	2,120	291
Other selling and marketing expenses	—	3,860	529	—	3,860	529
General and administrative expenses	—	30,671	4,205	—	30,671	4,205
Research and development expenses	—	449	62	—	449	62

Total	—	37,100	5,087	—	37,100	5,087

Tongjitang Chinese Medicines Company

Consolidated Statements of Operations

(In thousands, except share and per share data)

	Fourth Quarter Ended December 31			Year Ended December 31
	2006	2007	2007	2006	2007	2007
	RMB	RMB	US$	RMB	RMB	US$
			(Note)			(Note)
Net revenues	151,707	179,663	24,630	484,992	596,007	81,705
Cost of revenues	50,657	62,023	8,503	161,675	206,019	28,243

Gross profit	101,050	117,640	16,127	323,317	389,988	53,462
Advertising expenses	(30,884)	(35,830)	(4,912)	(85,088)	(96,876)	(13,281)
Other selling and marketing expenses	(15,594)	(25,078)	(3,438)	(51,462)	(68,357)	(9,371)
General and administrative expenses	(8,345)	(53,068)	(7,275)	(33,484)	(92,558)	(12,689)
Research and development expenses	(1,014)	(3,664)	(502)	(4,680)	(12,673)	(1,737)
Other operating income	381	382	52	1,283	1,395	191

Income from operations	45,594	382	52	149,886	120,919	16,575
Other income (expenses):
Interest income	1,185	7,547	1,035	2,392	27,906	3,826
Interest expense	(2,577)	(2,378)	(326)	(12,735)	(9,858)	(1,351)
Government grants	5,073	5,716	784	10,108	17,064	2,339
Investment income	—	4,146	568	—	8,409	1,153
Other income, net	729	3,436	471	1,108	7,903	1,083

Income before income taxes and minority interest	50,004	18,849	2,584	150,759	172,343	23,625
Provision for income taxes	(16,442)	(789)	(108)	(16,392)	(1,200)	(165)
Minority interest	(41)	14	2	(88)	50	7

Net income	33,521	18,074	2,478	134,279	171,193	23,467

Earnings per share
Ordinary shares
-Basic	0.35	0.13	0.02	1.47	1.35	0.19
-Diluted	0.35	0.13	0.02	1.47	1.35	0.19

Ordinary shares classified as mezzanine equity-basic and diluted	0.35	N/A	N/A	1.47	1.35	0.19

Shares used in computation of earnings per share
Ordinary shares
-Basic	90,364,000	134,347,011	134,347,011	89,799,518	124,479,794	124,479,794
-Diluted	90,364,000	134,369,508	134,369,508	89,799,518	124,485,464	124,485,464

Ordinary shares classified as mezzanine equity-basic and diluted	5,827,896	N/A	N/A	1,468,949	2,149,018	2,149,018

(Note)

The consolidated financial statements of the Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended December 31, 2007 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB 7.2946 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at December 31, 2007. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

Tongjitang Chinese Medicines Company

Condensed Consolidated Balance Sheets

(In thousands, except share data)

	Dec. 31	Sep. 30	Dec. 31	Dec. 31
	2006	2007	2007	2007
	RMB	RMB	RMB	US$
				(Note)
ASSETS
Current assets:
Cash and cash equivalents	231,009	719,470	797,755	109,362
Short-term bank deposit	50,000	50,000	—	—
Trading securities	—	—	2,797	383
Deposit for acquisition of trading securities	—	41,358	—	—
Notes receivable	12,732	10,640	48,959	6,712
Accounts receivable, net of allowance for doubtful accounts	172,102	236,116	272,562	37,365
Amounts due from related parties	2,239	535	535	73
Inventories	41,390	77,499	76,194	10,446
Prepaid advertising expenses	26,396	18,093	9,334	1,280
Other prepaid expenses and current assets	21,386	15,050	7,776	1,066

Total current assets	557,254	1,168,761	1,215,912	166,687
Property, plant and equipment, net	151,568	153,613	155,849	21,365
Land use rights, net	19,099	18,832	18,739	2,569
Deposits for acquisition of property, plant and equipment, and intangible assets	10,323	13,102	11,197	1,535
Acquired intangible assets, net	9,940	90,624	90,018	12,340
Long-term prepaid expenses	—	—	333	46
Deferred tax assets	688	3,543	2,007	275

Total assets	748,872	1,448,475	1,494,055	204,817

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	27,100	83,100	89,100	12,215
Accounts payable	19,874	19,301	18,009	2,469
Amounts due to related parties	1,938	1,911	1,893	260
Accrued expenses and other current liabilities	64,461	46,109	57,810	7,925
Deferred tax liabilities	—	12,893	12,955	1,776
Income taxes payable	19,109	2,673	3,080	422

Total current liabilities	132,482	165,987	182,847	25,067
Long-term bank loans	118,000	81,000	74,000	10,144

Total liabilities	250,482	246,987	256,847	35,211

Minority interest	683	646	632	87

Mezzanine equity:
Ordinary shares	120,643	—	—	—
Shareholders’ equity	377,064	1,200,842	1,236,576	169,519

Total liabilities and shareholders’ equity	748,872	1,448,475	1,494,055	204,817

(Note)

The consolidated financial statements of the Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended December 31, 2007 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB 7.2946 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at December 31, 2007. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.